UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): <u>**February 15, 2022**</u>

<u>INDEPENDENCE HOLDING COMPANY</u>
(Exact name of registrant as specified in its charter)

<u>**Delaware**</u>	<u>**001-32244**</u>	<u>**58-1407235**</u>
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

<u>**96 Cummings Point Road, Stamford, Connecticut**</u>	<u>**06902**</u>
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: <u>**(203) 358-8000**</u>

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.01. Completion of Acquisition or Disposition of Assets.

On February 15, 2022, Independence Holding Company, a Delaware corporation (the "Company"), completed the merger contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated November 9, 2021, by and among the Company, Geneve Holdings, Inc., a Delaware corporation ("Geneve"), and Geneve Acquisition Corp., a Delaware corporation and indirect wholly-owned subsidiary of Geneve ("Merger Sub"), pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation after the merger (the "Merger"). As of December 31, 2021, Geneve was the indirect holder of approximately 62% of the issued and outstanding shares of common stock of the Company, par value $1.00 per share ("Common Stock").

Effect of the Merger on the Company Common Stock

At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than certain excluded shares as described in the next sentence) was cancelled and converted into the right to receive $57.00 in cash, without interest (the "Merger Consideration"). In addition, at the Effective Time, (i) shares of Common Stock owned by Geneve and its wholly-owned subsidiaries (collectively, the "Geneve Group") were cancelled without payment of any consideration, (ii) shares of Common Stock owned or held in treasury by the Company or any of its wholly-owned subsidiaries were cancelled without payment of any consideration, and (iii) shares of Common Stock held by any holder of record of Common Stock who did not vote in favor of the Merger and was entitled to demand, and before the taking of the vote on the Merger validly demanded, appraisal of such shares pursuant to, and in accordance with, Section 262 of the Delaware General Corporation Law (the "DGCL", and such shares, the "Dissenting Shares") were cancelled and converted into the right to receive payment of such amounts that are payable in accordance with Section 262 of the DGCL and do not have the right to receive the Merger Consideration unless and until such holder loses, waives or withdraws its rights as a dissenting Company stockholder.

Treatment of Company Equity Awards

At the Effective Time:

- each outstanding option to purchase shares of Common Stock ("Stock Option") granted under the Company's 2016 Stock Incentive Plan, as amended (the "2016 Plan") (whether vested or unvested), was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Common Stock subject to such Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration of $57.00 per share over (y) the exercise price per share of such Stock Option, less applicable taxes required to be withheld with respect to such payment;

- each outstanding stock appreciation right ("SAR") granted under the 2016 Plan was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Common Stock linked to such SAR immediately prior to the Effective Time and (ii) the excess of (x) the Merger Consideration of $57.00 per share over (y) the exercise price per share linked to such SAR, less applicable taxes required to be withheld with respect to such payment; and

- each outstanding restricted stock unit ("RSU") granted under the 2016 Plan, whether vested or unvested, was cancelled and converted into the right to receive an amount in cash, without interest, equal to the sum of (i) any accrued but unpaid cash in respect of dividend equivalent rights representing shares of Common Stock with respect to such RSU plus (ii) the product of (x) the number of shares of Common Stock underlying such RSU immediately prior to the Effective Time (including any dividend equivalent units credited in respect of such RSU) and (y) the Merger Consideration of $57.00 per share, less applicable taxes required to be withheld with respect to such payment.

The aggregate Merger Consideration to be paid to the holders of Common Stock (including the holders of Stock Options, SARs and RSUs) in connection with the Merger is approximately $333,109,433, and was funded with the Company's working capital.

As a result of the completion of the Merger, the Company became a privately held company, indirectly wholly-owned by Geneve, and the shares of Common Stock will cease to be listed on the New York Stock Exchange (the "NYSE").

In accordance with the terms of the Merger Agreement, on February 4, 2022, the board of directors of the Company (the "Board") declared a prorated dividend on the Company's shares of Common Stock (the "Final Dividend"), the payment of which was contingent upon the completion of the Merger. As a result of the completion of the Merger, the Final Dividend will be payable in cash on February 22, 2022 to the Company's stockholders of record as of the close of business on February 15, 2022. The amount of the Final Dividend, on a per share basis, will be $0.06 per share, which is based on a formula equal to (x) $0.44 multiplied by (y) the number of days between, and including, (i) December 28, 2021, which is the payment date of the last regular dividend previously paid by the Company, and (ii) February 15, 2022, which is the date of the closing of the Merger, divided by (z) 365.

The foregoing summary of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this report and is incorporated herein by reference.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The information set forth in Item 2.01 of this report is incorporated herein by reference.

Prior to the close of trading on February 15, 2022, in connection with the consummation of the Merger, the Company notified the NYSE that the Merger had been consummated and requested that the trading of the Common Stock on the NYSE be suspended before market open on February 16, 2022 and that the listing of the Common Stock on the NYSE be withdrawn. In addition, the Company requested that the NYSE file with the Securities and Exchange Commission (the "SEC") a notification on Form 25 of the removal from listing of the Common Stock on the NYSE and the removal of registration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company also intends to file with the SEC, at the time such filing is permitted under SEC rules, a certification and notice on Form 15 of termination of registration of the Common Stock under Section 12(g) of the Exchange Act and suspension of the Company's duty to file reports under Sections 13 and 15(d) of the Exchange Act.

Item 3.03. Material Modifications to Rights of Security Holders.

The information set forth in Items 2.01 and 3.01 of this report is incorporated herein by reference.

At the Effective Time, the Company's stockholders immediately before the Effective Time ceased to have any rights in the Company as stockholders, other than their right to receive (i) the Merger Consideration (other than the Geneve Group) or, with respect to stockholders holding Dissenting Shares, appraisal rights, and (ii) the Final Dividend.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth in Item 2.01 of this report is incorporated herein by reference.

In connection with the consummation of the Merger, Steven B. Lapin, the sole director of Merger Sub immediately prior to the Effective Time, became the initial director of the surviving corporation. Accordingly, as of the Effective Time, each of Vincent Furfaro, Larry R. Graber, Teresa A. Herbert, Allan C. Kirkman, John L. Lahey, Steven B. Lapin, Ronald I. Simon, James G. Tatum and Roy T.K. Thung ceased to serve as a director of the Company.

Also, at the Effective Time, the officers of the Company immediately prior to the Effective Time became the initial officers of the surviving corporation.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth in Item 2.01 of this report is incorporated herein by reference.

Effective upon completion of the Merger, the Company's certificate of incorporation and bylaws, as in effect immediately prior to the Effective Time, were amended and restated in their entirety as contemplated by the Merger Agreement. The full text of the Third Amended and Restated Certificate of Incorporation of the Company and Amended and Restated Bylaws of the Company are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to this report and are incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.

The information set forth in Item 2.01 of this report is incorporated herein by reference.

Pursuant to the Merger Agreement and applicable law, the approval of the proposal to adopt the Merger Agreement required the approval of both (i) holders of a majority of the issued and outstanding shares of Common Stock at the close of business on January 3, 2022 (the "Record Date", and such vote, the "Company Stockholder Vote") and (ii) holders of a majority of the issued and outstanding shares of Common Stock at the close of business on the Record Date, other than shares of Common Stock held by the Geneve Group or beneficially owned by any affiliate of Geneve (such vote, the "Unaffiliated Stockholder Vote").

On February 15, 2022, the proposal to adopt the Merger Agreement was approved at a special meeting of stockholders of the Company (the "Special Meeting"). According to the report of the inspector of elections, at the Special Meeting, the proposal to adopt the Merger Agreement was approved by (i) approximately 90.40% of the issued and outstanding shares of Common Stock at the close of business on the Record Date and (ii) approximately 72.89% of the issued and outstanding shares of Common Stock at the close of business on the Record Date, other than shares of Common Stock held by the Geneve Group or beneficially owned by any affiliate of Geneve. A proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies, was not needed because there were sufficient votes to approve the proposal to adopt the Merger Agreement.

The tally of the votes for the Company Stockholder Vote is as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
13,344,120	39,868	7,000	0

The tally of the votes for the Unaffiliated Stockholder Vote is as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,808,836	39,868	7,000	0

In addition, at the Special Meeting, the non-binding, advisory proposal to approve certain compensation arrangements for the Company's named executive officers in connection with the Merger (the "Compensation Proposal") was approved by approximately 80.54% of the shares of Common Stock present or represented by proxy at the Special Meeting and entitled to vote thereon.

The tally of the votes for the Compensation Proposal is as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
11,888,688	1,251,069	251,231	0

Item 8.01 Other Events.

On February 15, 2022, the Company issued a press release announcing the completion of the Merger. A copy of the press release is filed as Exhibit 99.1 to this report and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)

[Exhibit 2.1.   Agreement and Plan of Merger, dated November 9, 2021, by and among Independence Holding Company, Geneve Holdings, Inc. and Geneve Acquisition Corp.](#) (Filed as Appendix A to the PREM 14A filed by Independence Holding Company on November 24, 2021 and incorporated herein by reference).

[Exhibit 3.1.   Third Amended and Restated Certificate of Incorporation of Independence Holding Company.](#)*

[Exhibit 3.2.   Amended and Restated By-laws of Independence Holding Company.](#)*

[Exhibit 99.1.   Press Release](#).*

* Filed herewith.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


INDEPENDENCE HOLDING COMPANY


Date: February 15, 2022   By: */s/ Colleen P. Maggi*
                                                                        Colleen P. Maggi
                                                                        Chief Financial Officer and
                                                                        Corporate Vice President

EXHIBIT 3.1

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

INDEPENDENCE HOLDING COMPANY

Name. The name of the corporation is Independence Holding Company (the "**Corporation**").

Registered Office; Agent. The address of the Corporation's registered office in Delaware is 1209 Orange Street, Wilmington, New Castle County, 19801. The Corporation Trust Company is the Corporation's registered agent for service of process at the same address.

Purpose. The purpose of the Corporation is to conduct any activities that may be conducted by a corporation organized under the Delaware General Corporation Law (the "**DGCL**").

Stock. The Corporation shall have authority to issue a total of 1,000 shares of common stock, all of which shall have a par value of $1.00 per share and are to be of one class.

Election of Directors. Unless and except to the extent that the by-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

Indemnification. The Corporation shall indemnify to the full extent permitted by law and by the by-laws of the Corporation any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, or such person's testator or intestate is or was a director, officer, employee or agent of the Corporation or serves or served any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee, agent or trustee at the express or implied request of the Corporation. To the fullest extent permitted by Delaware law, such indemnity shall extend to the officers and Trustees of Independence Mortgage Trust, a Georgia business trust, as predecessor to the Corporation.

Liability. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing in this Section 7 shall eliminate or limit the liability of any director (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Section 7, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Section 7, shall eliminate or reduce the effect of this Section 7 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section 7, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EXHIBIT 3.2

AMENDED AND RESTATED BY-LAWS

OF

INDEPENDENCE HOLDING COMPANY

ARTICLE I

OFFICES

Section 1. <u>Registered Office.</u> The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. <u>Additional Offices.</u> The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 1. <u>Time and Place</u>. A meeting of stockholders for any purpose may be held at such time and place within or without the State of Delaware as the Board of Directors may fix from time to time or as may be fixed by the written consent of a majority of the stockholders entitled to vote thereat.

Section 2. <u>Annual Meeting.</u> An annual meeting of stockholders shall be held for the election of directors at such date, time, and place, either within or without the State of Delaware, as the Board of Directors shall each year fix. Any other proper business may be transacted at the annual meeting.

Section 3. <u>Notice of Annual Meeting.</u> Unless otherwise required by applicable law or the Corporation's Certificate of Incorporation, written notice of each annual meeting shall be given to each stockholder entitled to vote thereat, not less than ten (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and hour of such meeting, and shall state other matters, if any, that may be expressly required by law.

Section 4. <u>Special Meetings.</u> Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by law or by the Certificate of Incorporation, by the President, and shall be called by the President or Secretary at the written request of a majority of the Board of Directors or of stockholders owning a majority of the shares of capital stock of the Corporation issued, outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 5. <u>Notice of Special Meetings.</u> Except in special cases where other express provisions are made by law, notice of such special meetings shall be given in the same manner as is required for notice of the annual meetings of stockholders. Notice of any special meeting shall specify in addition to the place, date and hour of such meeting, the general nature of the business to be transacted.

Section 6. <u>Conduct of Business.</u> Such person as the Board of Directors may designate, or, in the absence of such a person, the highest ranking officer of the Corporation who is present, shall call to order any meeting of the stockholders and act as chairman of the meeting. The chairman of the meeting shall determine the order of business and procedure at the meeting.

Section 7. <u>List of Stockholders.</u> The Corporation shall prepare, or shall have prepared, and make available, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at a place within the city where the meeting is to be held, which place, if other than the place of meeting, shall be specified in the notice of the meeting. The list shall also be produced and kept at the place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present in person thereat.

Section 8. <u>Record Date.</u> In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date shall be as provided by law.

Section 9. <u>Quorum.</u> The presence in person or representation by proxy of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote shall be necessary to, and shall constitute a quorum for, the transaction of business at all meetings of the stockholders, except as otherwise provided by law or by the Certificate of Incorporation. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders, to leave less than a quorum.

Section 10. <u>Adjournments.</u> Any stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at the meeting. Notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat if the adjournment is for more than thirty (30) days, or if, after the adjournment, a new record date is fixed for the adjourned meeting. Except as provided above, if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, no further notice of the adjourned meeting need be given. The adjourned meeting may transact any business which could properly be considered at the original meeting. If a quorum is present at the original meeting, it is not necessary for the transaction of business that a quorum be present at the adjourned meeting.

Section 11. <u>Voting.</u>

a. At any meeting of stockholders, every stockholder having the right to vote shall be entitled to vote in person or by proxy. Except as otherwise provided by law or the Certificate of Incorporation, each stockholder of record shall be entitled to one vote for each share of capital stock registered in such stockholder's name on the books of the Corporation.

b. All elections shall be determined by a majority vote, and, except as otherwise provided by law or the Certificate of Incorporation, all other matters shall be determined by a majority vote of the shares present in person or represented by proxy and voting on such other matters.

c. All voting may be by show of hands (or voice if such meeting is pursuant to Section 14 below) or by ballot; provided, however, that upon demand therefor by stockholders holding at least twenty percent (20%) of the shares entitled to vote at such meeting, a ballot vote shall be taken.

Section 12. Action by Consent. Any action required or permitted by law or by the Certificate of Incorporation to be taken at any meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a written consent, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present or represented by proxy and voted. Such written consent shall be filed with the minutes of the meetings of stockholders. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing thereto.

Section 13. Proxies. Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or such person's duly authorized agent, and filed with the Secretary of the Corporation; provided, that no such proxy shall be valid after the expiration of three (3) years from the date of its execution, unless the person executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

Section 14. Meetings by Telephone or Similar Communication Equipment. Stockholders may participate in a meeting by means of a conference telephone or similar communications equipment by which all stockholders participating in the meeting can hear and be heard by each other.

ARTICLE III

DIRECTORS

Section 1. Number and Tenure. The number of directors that shall constitute the whole board shall be one or more, which number may be increased and/or decreased from time to time by the Board of Directors and the stockholders within the limits permitted by law. The Directors shall be elected at the annual meeting or a special meeting of stockholders, except as provided in Section 2 of this Article, and each Director shall hold office until such Director's successor is elected and qualified or until such Director's earlier resignation or removal.

Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the directors then in office, though less than a quorum, and each of the Directors so chosen shall hold office until such Director's successor is elected at an annual or a special meeting of stockholders or until such Director's earlier death, resignation or removal. A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any Director or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full number of Directors to be voted for at that meeting. The stockholders may elect any Director or Directors at any time to fill a vacancy or vacancies not filled by the Board of Directors.

Section 3. <u>Removal or Resignation.</u> Except as otherwise provided by law or the Certificate of Incorporation, any Director or the entire Board of Directors may be removed, with or without cause, by the holders of the majority of the shares then entitled to vote at an election of Directors. Any Director may resign at any time by giving written notice to the Board of Directors, the Chairman of the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, the resignation shall take effect upon delivery to the Board of Directors or the designated officer. It shall not be necessary for a resignation to be accepted before it becomes effective.

Section 4. <u>Powers.</u> The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors which shall exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these by-laws directed or required to be exercised or done by the stockholders. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Directors shall have the following powers, to wit:

<u>First:</u> To select and remove all the other officers, agents and employees of the Corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Certificate of Incorporation, or with these by-laws, fix their compensation and require from them security for faithful service.

<u>Second:</u> To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefor not inconsistent with law, the Certificate of Incorporation or these by-laws, as they may deem best.

<u>Third:</u> To change from time to time the registered office of the Corporation from one location to another within Delaware as provided in Article I, Section 1 hereof; to fix and locate from time to time one or more other offices of the Corporation within or without the State of Delaware, as provided in Article I, Section 2, hereof; to designate any place within or without the State of Delaware for the holding of any stockholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the form of certificates of stock and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

<u>Fourth:</u> To authorize the issuance of authorized shares of stock of the Corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities cancelled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.

<u>Fifth:</u> To borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidence of debt and securities therefor.

<u>Sixth.</u> To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine.

<u>Seventh.</u> To adopt from time to time such stock, option, stock purchase, bonus or other compensation plan and such insurance, retirement or other benefit plan for directors, officers and agents of the Corporation and its subsidiaries as it may determine, and to delegate the awards under

such plans to a compensation committee or such officers of the Corporation as the Board of Directors shall deem appropriate.

Section 5. Regular Annual Meetings. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the annual meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order to constitute the meeting legally. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 6. Regular Meetings. The Board of Directors of the Corporation or any committee thereof may hold regular meetings either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 7. Special Meetings. Special meetings of the Board of Directors or any committee thereof may be called by the Chairman of the Board, if there shall be any, or the Chief Executive Officer or President, and the Chief Executive Officer, President or Secretary shall call a special meeting upon request of one (1) Director or upon the request of stockholders holding not less than a majority of the voting power of the Corporation. If given personally, by facsimile, telephone or by telegram, the notice shall be given at least one day prior to the date of the meeting. Notice may be given by mail if it is mailed at least three (3) days before the meeting. The notice need not specify the business to be transacted.

Section 8. Meetings by Telephone or Similar Communication Equipment. The Board of Directors may participate in a meeting by means of a conference telephone or similar communications equipment by which all Directors participating in the meeting can hear and be heard by each other.

Section 9. Quorum. At meetings of the Board of Directors, a majority of the Directors at that time in office shall constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 10. Compensation. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director, as may from time to time be determined by the Board of Directors. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of any committees may be allowed like reimbursement and compensation for attending committee meetings.

Section 11. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if a written consent to such action is signed by all members of the Board of Directors or of any committee of the Board of Directors, as the case may be, and such written consent is filed with the minutes of its proceedings.

Section 12. Committees. By resolution of the Board of Directors, the Board of Directors shall have the authority to form any committees for whatever purpose. A committee may consist of as few as one member. A committee may exercise all the powers of the Board of Directors except as prohibited by law. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member(s) constitute(s) a quorum, may appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. The Board of Directors may provide that a committee shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership or merger. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

ARTICLE IV

OFFICERS

Section 1. <u>Officers.</u> The officers of the Corporation shall be a President and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, one Chief Executive Officer, one or more Vice Presidents, one Chief Financial Officer, one or more Treasurers and/or Assistant Treasurers, one or more Assistant Secretaries, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. One person may hold two or more offices. All officers shall exercise the powers and perform the duties as set forth in these by-laws, as are normally incident to the applicable office or as shall from time to time be determined by the Board of Directors.

Section 2. <u>Election.</u> The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold office until such officer shall resign or shall be removed or disqualified to serve, or such officer's successor shall be elected and qualified.

Section 3. <u>Subordinate Officer, Etc.</u> The Board of Directors may appoint such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these by-laws, as are normally incident to the applicable office or as the Board of Directors from time to time determine.

Section 4. <u>Removal and Resignation.</u> Any officer may be removed, either with or without cause, by a majority of the Directors at the time in office, at any annual regular or special meeting of the Board, or by an officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving written notice to the Board of Directors, to the President, or to the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or any later time specified therein; the acceptance of such resignation shall not be necessary to make it effective.

Section 5. <u>Vacancies.</u> A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed by these by-laws for regular appointments to such office.

Section 6. <u>Chief Executive Officer</u>. The Chief Executive Officer (if any), subject to the control of the Board of Directors, shall have general supervision, direction and control of the business and subordinate officers of the Corporation. The Chief Executive Officer shall have the general powers and full duties of management usually vested in the office of the Chief Executive Officer of a corporation, including, but not limited to, the power in the name of the Corporation and on its behalf to execute any and all stock certificates, deeds, mortgages, contracts, agreements, and other instruments in writing, and shall have such other powers and duties as may be prescribed by the Board of Directors or the by-laws.

Section 7. President. The President shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and subordinate officers of the Corporation. The President shall have the general powers and full duties of management usually vested in the office of the President of a corporation, including, but not limited to, the power in the name of the Corporation and on its behalf to execute any and all stock certificates, deeds, mortgages, contracts, agreements, and other instruments in writing, and shall have such other powers and duties as may be prescribed by the Board of Directors or these by-laws.

Section 8. Vice President. Each Vice President, if any, shall perform such duties as the Board of Directors shall prescribe. In the absence of the President or in the event of the President's inability or refusal to act, the Vice President designated by the Board of Directors shall perform the duties and exercise the powers of the President.

Section 9. Secretary.

a.   The Secretary shall keep, or cause to be kept, a book of Minutes at such place as the Board of Directors may order, of all meetings of Directors and stockholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, and the number of shares present or represented at stockholders' meetings and the proceedings thereof.

b.   The Secretary shall keep or cause to be kept, at such place as the Board of Directors may order, a share register, or a duplicate share register, showing the names of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

c.   The Secretary shall (i) give, or cause to be given, notice of all the meetings of the stockholders and of the Board of Directors required by these by-laws or by law to be given, (ii) keep the seal of the Corporation in safe custody and (iii) have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these by-laws.

Section 10. Chief Financial Officer. The Chief Financial Officer shall, subject to the control of the Board of Directors, the President and Chief Executive Officer, if any, have general supervision, direction and control of the finances of the Corporation and shall have the general powers and full duties of management usually vested in the office of the Chief Financial Officer of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or these by-laws.

Section 11. Treasurer. Subject to the power and responsibilities vested in the Chief Financial Officer, if any, the Treasurer shall keep and maintain or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation. The books of account shall be open to inspection by any Director at all reasonable items. The Treasurer shall deposit all monies and other valuables in the name of and to the credit of the Corporation with such depositories as may be designated by the Board of Directors, and shall render to the President and Directors whenever they request it an account of all transactions and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the bylaws.

Section 10. Assistant Secretary. During the absence or disability of the Secretary, or as directed by the Board of Directors, the Assistant Secretary shall have all the powers and functions of the Secretary.

Section 11. Compensation. The salaries of all officers of the Corporation shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving a salary because such officer is also a Director of the Corporation.

ARTICLE V

AFFILIATED TRANSACTIONS AND INTERESTED DIRECTORS

Section 1. Affiliated Transactions. No contract or transaction between the Corporation and one or more of its Directors or officers, or between the Corporation and any other corporation, partnership, limited liability company, association, or other organization in which one or more of its Directors or officers are Directors or officers (or in comparable positions) or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction or solely because such Director's or officer's votes are counted for such purpose, if:

a. The material facts as to such Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorized the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

b. The material facts as to such Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders; or

c. The contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the stockholders.

The foregoing list shall be deemed to be updated by any amendments to Section 144 of the Delaware General Corporation Law or any substitute legislation.

Section 2. Determining Quorum. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee thereof which authorized the contract or transaction.

ARTICLE VI

LIABILITY TO CORPORATION AND INDEMNIFICATION

Section 1. Liability to Corporation. Subject to the provisions of the Corporation's Certificate of Incorporation, no person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by such person as a Director or officer of the Corporation in good faith, if such person (i) exercised or used the same degree of diligence, care, and skill as an ordinarily prudent person would have exercised or used under the circumstances in the conduct of such person's own affairs, or (ii) took, or omitted to take, such action in reliance upon advice of counsel for the Corporation, or upon statements made or information furnished by officers or employees of the Corporation which such person had reasonable grounds to believe to be true, or upon a financial statement of the Corporation provided by a person in charge of its accounts or certified by a public accountant or a firm of public accountants.

Section 2. Indemnification.

a. The Corporation shall indemnify, subject to the requirements of subsection (d) of this Section 2, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

b. The Corporation shall indemnify, subject to the requirements of subsection (d) of this Section 2, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

c. To the extent that a director, officer, employee or agent of the Corporation, or a person serving in any other enterprise at the request of the Corporation, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Section 2, or in defense of any claim, issue or matter therein, the Corporation shall indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

d. Any indemnification under subsections (a) and (b) of this Section 2 (unless ordered by a court) shall be made by the Corporation only as authorized in a specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section 2. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

e. Expenses incurred by a director, officer, employee or agent in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or in behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Section 2.

f. The indemnification provided by this Section 2 shall not limit the Corporation from providing any other indemnification permitted by law nor shall it be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

g. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section 2.

h. For the purposes of this Section 2, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence has continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 2 with respect to such constituent corporation if its separate existence had continued.

i. If a claim for indemnification or payment of expenses under this Section 2 is not paid in full within sixty days after a written claim therefor by the Indemnitee has been received by the Corporation, the indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

ARTICLE VII

STOCK CERTIFICATES

Section 1. Form and Signatures. Unless otherwise approved by the Board of Directors, the shares of stock of the Corporation shall be uncertificated and evidenced by a book-entry system maintained in the books and records of the Corporation. If shares are represented by certificates, such share certificates shall be in the form approved by the Board of Directors and such certificates shall be signed by, or in the name of, the Corporation by any two officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 2. Transfer of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 3. Registered Stockholders.

a. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person who is registered on its books as the owner of shares of its capital stock to receive dividends or other distributions and to vote or consent as such owner, and, in the case of stock not paid in full, to hold liable for calls and assessments any person who is registered on its books as the owner of shares of its capital stock. The Corporation shall not be bound to recognize any equitable or legal claim to, or interest in, such shares on the part of any other person.

b. If a stockholder desires that notices and/or dividends be sent to a name or address other than the name or address appearing on the stock ledger maintained by the Corporation, or its transfer agent or registrar, if any, the stockholder shall have the duty to notify the Corporation, or its transfer agent or registrar, if any, in writing of such stockholder's desire and specify the alternate name or address to be used.

Section 4. Lost, Stolen or Destroyed Certificates. To the extent stock of the Corporation is certificated, the Board of Directors may direct that a new certificate be issued to replace any certificate theretofore issued by the Corporation that, it is claimed, has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing the issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as it shall require, to give the Corporation a bond in such sum, or other security in such form, as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate claimed to have been lost, stolen, or destroyed, and to accept such other terms and conditions as the Board of Directors may require.

ARTICLE VIII

GENERAL PROVISIONS

Section 1. Dividends. Subject to the provisions of law and the Certificate of Incorporation, dividends upon the outstanding capital stock of the Corporation may be declared by the Board of Directors and may be paid in cash, in property, or in shares of the Corporation's capital stock.

Section 2. Reserves. The Board of Directors shall have full power, subject to the provisions of law and the Certificate of Incorporation, to determine whether any, and, if so, what part, of the funds legally available for the payment of dividends shall be declared as dividends and paid to the stockholders of the Corporation. The Board of Directors, in its sole discretion, may fix a sum that may be set aside or reserved over and above the paid-in capital of the Corporation as a reserve for any proper purpose, and may, from time to time, increase, diminish, or vary such amount.

Section 3. Fiscal Year. The fiscal year of the Corporation initially shall be the calendar year, and subsequently shall be determined from time to time by the Board of Directors.

Section 4. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its incorporation, and the words "Corporate Seal" and "Delaware".

Section 5. Corporate Records. The Corporation may keep its stock ledger, books of account and minutes of proceedings of the stockholders, the Board of Directors and the committees of the Board of Directors, either within or without the State of Delaware, as the Board of Directors may from time to time determine.

Section 6. Checks, Drafts, Etc. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

Section 7. Representation of Shares of Other Corporations. Any officer of the Corporation is authorized to vote, represent and exercise, on behalf of the Corporation, all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted to said officers to vote or represent, on behalf of the Corporation, any and all shares held by the Corporation in any other corporation or corporations may be exercised either by such officers in person or by any person authorized to do so by proxy or power of attorney duly executed by said officers.

Section 8. Notice. Whenever, under the provisions of law or of the Certificate of Incorporation or of these by-laws, notice is required to be given to any director, stockholder, officer or agent, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such person, at such persons' address as it appears on the records of the Corporation, with the requisite postage thereon prepaid, e-mail or by facsimile (to the e-mail address or facsimile number appearing on the records of the Corporation, as applicable) and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail or upon receipt of confirmation of delivery of such e-mail or facsimile, as the case may be. Notice to directors may also be given by telephone. Whenever any notice is required to be given under the provisions of law or the Certificate of Incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Section 9. Exclusive Forum for Certain Actions. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or to the Corporation's stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of, and to have consented to, the provisions of this Section 9 of Article VIII.

ARTICLE IX

AMENDMENTS

Section 1. <u>Power of Stockholders.</u> New by-laws may be adopted, or these by-laws may be amended or repealed, by the majority vote of the outstanding voting shares (as adjusted to reflect different votes per share, if any) of the Corporation, or by the written consent of the holders of shares evidencing a majority of the votes in the Corporation.

Section 2. <u>Power of Directors.</u> Subject to the provisions of the Corporation's Certificate of Incorporation, the Directors may amend these By-laws by majority vote.

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: Loan Nisser**
96 CUMMINGS POINT ROAD   **(646) 509-2107**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY
ANNOUNCES COMPLETION OF MERGER**

Stamford, Connecticut, February 15, 2022. Independence Holding Company (NYSE: IHC) (the "Company") today announced the completion of the merger (the "Merger") of the Company with Geneve Acquisition Corp., a Delaware corporation ("Merger Sub") and indirect wholly-owned subsidiary of Geneve Holdings, Inc., a Delaware corporation ("Geneve"), pursuant to the previously announced Agreement and Plan of Merger (the "Merger Agreement"), dated November 9, 2011, by and among the Company, Geneve and Merger Sub.

At a special meeting of the Company's stockholders held today, February 15, 2022, the proposal to adopt the Merger Agreement was approved by (i) holders of a majority of the issued and outstanding shares of common stock of the Company, par value $1.00 per share ("Common Stock"), at the close of business on January 3, 2022 (the "Record Date"), and (ii) holders of a majority of the issued and outstanding shares of Common Stock at the close of business on the Record Date excluding shares of Common Stock held by Geneve and its wholly-owned subsidiaries (the "Geneve Group") or beneficially owned by any affiliate of Geneve.

The Merger became effective at 4:01 pm, Eastern time, on February 15, 2022 (the "Effective Time"). At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than (i) shares of Common Stock owned by the Geneve Group, (ii) shares of Common Stock owned or held in treasury by the Company or any of its wholly owned subsidiaries and (iii) shares of Common Stock held by any holder of record of Common Stock who properly exercised appraisal rights under Delaware law ("Dissenting Shares"), were cancelled and converted into the right to receive $57.00 per share in cash, without interest (the "Merger Consideration"). As a result of the Merger, the Company became an indirect wholly-owned subsidiary of Geneve. The Company Common Stock will be de-listed from, and no longer trade on, the New York Stock Exchange as of prior to the opening of trading on February 16, 2022. The Company intends to file with the Securities and Exchange Commission a notice on Form 15 of termination of registration of the Common Stock, and suspension of the Company's reporting obligations, under the Securities Exchange Act of 1934, as amended.

In addition, as previously announced by the Company on February 4, 2022, as a result of the completion of the Merger, a prorated dividend on the Company's shares of Common Stock (the "Final Dividend") will be payable in cash on February 22, 2022 to the Company's stockholders of record as of the close of business on February 15, 2022. The amount of the Final Dividend, on a per share basis, is $0.06 per share, calculated as follows: (x) $0.44 multiplied by (y) 50, which is the number of days between, and including, December 28, 2021, the payment date of the last regular dividend previously paid by the Company, and February 15, 2022, the closing date of the Merger, divided by (z) 365.

At the Effective Time, the Company's stockholders immediately before the Effective Time ceased to have any rights in the Company as stockholders, other than their right to receive (i) the Merger Consideration (other than the Geneve Group) or, with respect to stockholders holding Dissenting Shares, appraisal rights, and (ii) the Final Dividend. Stockholders will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the Merger Consideration. Stockholders should wait to receive the letter of transmittal before surrendering their share certificates. Stockholders of the Company that hold shares in street name will receive the Merger Consideration in their brokerage or similar accounts.

About Independence Holding Company

Independence Holding Company (NYSE: IHC), through our current subsidiaries, distributes Medicare, life, under age 65 health (including Affordable Care Act plans), and other insurance products direct to consumers, via agents and through affinity partnerships. We sell products nationally through multiple channels, including digital, call center and advisors, all of which utilize our CMS-approved Web Broker, www.insxcloud.com. We provide information and quoting capabilities via our domain properties including www.healthinsurance.org; www.medicareresources.org; www.myhealthinsurance.com; and www.healthedeals.com. To learn more visit https://ihcgroup.com.

Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified by terminology such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions and are based largely on management's then-current expectations and projections about future events and financial trends as well as their beliefs and assumptions. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company's control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to, volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on the Company and those risks detailed in the Company's most recent Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q, and subsequent reports filed with the Securities and Exchange Commission (the "SEC"), as well as other documents that may be filed by the Company from time to time with the SEC. Accordingly, forward-looking statements should not be relied upon as predictions of future events. The Company cannot ensure that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this current report relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law.